April 27, 2012

VIA EDGAR TRANSMISSION

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Praxis Mutual Funds
File Nos. 33-69724 and 811-08056

Dear Mr. O’Connor:

This will confirm our conversation on Wednesday, April 18, 2012 regarding the 485(a) filing made by Praxis Mutual Funds (“Registrant”) on February 28, 2012. The 485(b) has been updated to reflect all information required to be provided by Form N-1A (the “Amendment”). The Registrant’s counsel has reviewed a printer’s proof of the Amendment and has represented to us that the printer’s proof does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Securities Act of 1933 (the “1933 Act”). The Staff’s comments and the Registrant’s responses are set forth below:

PROSPECTUS COMMENTS

Praxis Intermediate Income Fund (the “Fund”)

Comment No. 1: Item 3 Risk/Return Summary, Fee Table

The Staff asked that language describing the availability of sales charge discounts and a corresponding citation to the disclosure on Page 74 regarding the same, be added to the Item 3 disclosure for the Fund.

Response No. 1

The requested change has been made. Conforming changes have been made for other Funds and Portfolios, as applicable.

Comment No. 2: Item 3 Risk/Return Summary, Fee Table

The Staff indicated that in footnote 2 to the fee table for the Fund, the effect of including acquired fund fees and expenses (“AFFE”) in the second parenthetical, but not the first, is to make the recoupment of waived expenses more likely to occur than the expense waiver itself. The Staff asked that footnote 2 to the fee table be revised so as to remove the reference to AFFE from the second parenthetical.

Response No. 2

The expense limitation agreement excludes AFFE. AFFE has been added to both sentences in footnote 2. Conforming changes have been made for other Funds and Portfolios, as applicable.

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Comment No. 3: Item 4 Risk/Return Summary, Principal Strategies

The Staff asked that disclosure regarding the extent to which the Fund may invest in below-investment grade and foreign securities be added.

Response No. 3

Although the Fund is permitted to invest in below-investment grade securities and foreign securities, neither is a principal investment strategy for the Fund. Therefore, the requested change has not been made.

Comment No. 4: Item 4 Risk/Return Summary, Principal Strategies

The Staff asked for clarification regarding the disclosure that the Adviser to the Fund will consider purchasing fixed income securities that provide a competitive rate of return relative to the Barclays Capital Aggregate Bond Index in light of the fact that the Fund will maintain interest rate exposure substantially similar to that of the index.

Response No. 4

When considering purchases for the Fund, the Adviser seeks to assemble a portfolio whose total return (interest paid and capital appreciation) exceeds that of the Barclay’s Capital Aggregate Bond Index. Portfolio managers consider multiple aspects of the bonds they purchase, including interest rates, which may or may not match the interest rate profile of the Barclays Capital Aggregate Bond Index. The phrase “substantially similar” was chosen to reflect that that interest rate risk (duration) taken by the manager is limited by internal policy to a band around the duration of the benchmark.

Comment No. 5: Item 4 Risk/Return Summary, Principal Strategies

The Staff indicated that the phrase “substantially similar” as used to describe the Fund’s interest rate exposure relative to the Barclays Capital Aggregate Bond Index was too vague to make the comparison meaningful and asked that the word “substantially” be removed.

Response No. 5

Although the Registrant believes the existing disclosure is clear to the average reader and helps convey that the Fund seeks to maintain interest rate exposure that is closely aligned with the index, “substantially” has been deleted as requested.

Comment No. 6: Item 4 Risk/Return Summary, Principal Strategies

The Staff has asked whether the Fund will use derivatives for speculative investment purposes. The Staff indicated that they may have additional comments in this regard if the Fund intends to use derivatives for speculative purposes.

Response No. 6

The Fund does not currently intend to use derivatives for speculative purposes.

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Comment No. 7: Item 4 Risk/Return Summary, Investment Risks

The Staff indicated that the list of risks of investing in the Fund appears incomplete. The Staff noted that all of the principal risks of investing in the Fund should be disclosed as part of Item 4, including, for example, the risks of investing in below-investment grade securities and mortgage-backed/asset-backed securities.

Response No. 7

The Registrant believes the list of principal investment risks is complete as written. In its view, the primary investment risks for Fund investors are interest rate, credit and prepayment. In accordance with Items 4(b)(1)(i) and 9(c) of Form N-1A, it was not the Fund’s intention to disclose all risks associated with individual types of bonds (e.g., below investment grade, mortgage backed, and asset backed securities and may other possible securities).

Comment No. 8: Item 4 Risk/Return Summary, Investments Risks

The Staff indicated that information about investors for whom the Fund is not appropriate is neither permitted nor required by Item 4(b)(1)(i) and asked that this disclosure be removed in accordance with General Instruction C.3(b) to Form N-1A.

Response No. 8

In response to the Staff comment, the requested change has been made. In addition, to avoid potential confusion, the information about investors for whom the Fund may be appropriate will be deleted as well. Conforming changes have been made for other Funds and Portfolios, as applicable.

Comment No. 9: Item 4 Risk/Return Summary, Performance

The Staff has asked that the performance disclosure for the Fund be revised to comply with Item 4. Specifically, the Staff has asked that disclosure that is neither permitted nor required by Item 4(b)(2) be removed in accordance with General Instruction C.3(b) to Form N-1A.

Response No. 9

The language has been revised to conform with Item 4(b)(2). Conforming changes have been made for other Funds and Portfolios, as applicable.

Comment No. 10: Item 5(b) Management, Portfolio Manager(s)

The Staff has requested that the formal titles of the portfolio managers for the Fund be disclosed in Item 5(b).

Response No. 10

The Item 5(b) disclosure has been revised to include the formal titles of the portfolio managers for the Fund. Conforming changes have been made for other Funds and Portfolios, as applicable.

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Praxis Core Stock Fund (the “Fund”)

Comment No. 1: Item 4(a) Risk/Return Summary, Principal Strategies

The Staff asked that pursuant to Rule 35d-1 promulgated under the Investment Company Act of 1940 (the “1940 Act”), disclosure indicating that the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes in stocks should be added.

Response No. 1

The Registrant has added the requested disclosure to the Item 4(a) section of the summary section.

Comment No. 2: Item 4(a) Risk/Return Summary, Principal Strategies

The Staff has asked whether the Fund uses a value investment style.

Response No. 2

While the investment process followed by the Fund’s sub-adviser leads the sub-adviser to seek investments in companies it believes are trading at discounts to their intrinsic worth, the sub-adviser considers a number of factors when making investment decisions. Its style is neither strictly value nor growth, but rather an eclectic style that employs certain elements of value- and growth-oriented investment processes.

Comment No. 3: Item 4(a) Risk/Return Summary, Investment Strategies

In light of the Fund’s fundamental policy not to concentrate investments, the Staff inquired as to what the Fund’s strategy to “invest a significant portion of its assets in the financial services sector” means.

Response No. 3

The Fund does not have an investment strategy that affirmatively seeks out financial services companies for investment but rather, a consequence of the strategy to identify “well-managed companies with durable business models that can be purchased at attractive valuations” has been that the Fund has historically invested a significant portion of its assets in financial service companies. To the Registrant’s knowledge, however, that portion has not risen above 25%. Moreover, the “financial services sector” is a broader group than any related industry or group of industries used for determining concentration.

Comment No. 4: Item 4(a) Risk/Return Summary, Principal Strategies

The Staff asked that “financial services sector”, as referenced in the Fund’s principal investment strategies, be defined, and examples provided.

Response No. 4

The Registrant believes that “financial services sector” is a plain English term that appropriately conveys to readers that the Fund invests in financial services companies. The registrant believes that a definition of this term would need to be lengthy and technical, so as not to unintentionally exclude companies that may be subject to “financial services risk,” and therefore would be inconsistent with plain English principles and unhelpful to readers. Accordingly, the term has not been further defined. In light of the Staff comment, however, it has been replaced with the term “financial services companies.” In addition, examples of types of financial services companies (e.g., banks, insurance companies and brokerage firms”) has been added to the “Investment Risks” section of the statutory section where financial services risk is discussed in more detail.

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Comment No. 5: Item 4(a) Risk/Return Summary, Principal Strategies

The Staff inquired as to the meaning of the term “subject to controversy”, as referenced in the Fund’s principal investment strategies.

Response No. 5

The investment process used by the Fund’s sub-adviser may lead the sub-adviser to invest a portion of the Fund’s assets in companies that are sometimes referred to as having “headline risk.” That is, they may invest in companies that for some reason--weak short-term financials, product challenges, or that are generally out of favor with the market—are what they believe to be temporarily undervalued.

Comment No. 6: Item 4(a) Risk/Return Summary, Principal Strategies

The Staff asked that the term “non-equity securities”, as referenced in the Fund’s principal investment strategies, be defined.

Response No. 6

The disclosure reflects that the Fund may purchase securities other than common stock. For example, over the past few years, the Fund has held small positions in bonds and preferred stock as a result of special situations that arose with companies already in the portfolio. It is not the Registrant’s intention to list all the securities that the Fund may buy, nor does the Registrant wish to imply that such investments are more prominent than they are. In light of the Staff comment, however, “non-equity securities” will be changed to “securities other than common stock, such as preferred stock, convertible bonds, and other forms of equity securities.”

Comment No. 7: Item 4(a) Risk/Return Summary, Principal Strategies

The Staff indicated that too much detail regarding the investment techniques of the sub-adviser was included in the Summary Prospectus, and asked that this information be summarized.

Response No. 7

In response to the Staff comment, Principal Investment Strategies summary section has been replaced with the following:

“The Fund invests primarily in equity securities (typically common stock) of large capitalization companies (those companies whose total market value is more than $10 billion at the time of purchase) which provide products and services that are consistent with the Praxis stewardship investing core values. The Fund invests, under normal circumstances, at least 80 percent of its net assets (plus the amount of any borrowings for investment purposes) in stocks. The Fund has the flexibility to invest a limited portion of its assets in companies of any size, to invest in companies whose shares may be subject to controversy, to invest in foreign securities, and to invest in securities other than common stocks, such as preferred stocks, convertible bonds, and other forms of equity securities. Historically, the Fund has invested a significant portion of its assets in financial services companies. See “Investment Objectives, Principal Investment Strategies, and Related Risks.”

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The Fund’s Sub-Adviser conducts extensive research to identify well-managed companies with durable business models that can be purchased at attractive valuations relative to their intrinsic value. The Sub-Adviser emphasizes individual stock selection and believes that the ability to evaluate management is critical, routinely visiting managers at their places of business in order to gain insight into the relative value of different businesses.

The Sub-Adviser selects securities of durable, well-managed businesses that can be purchased at value prices and held for the long term. The Sub-Adviser considers selling a security if the issuing company no longer exhibits the characteristics that: (i) foster sustainable long-term expansion of earnings; (ii) manage risk; and (iii) enhance the potential for superior long-term returns.

Stewardship Investing

The Fund also analyzes potential investments for their ability to reflect certain core social values including:

•	Respecting the dignity and value of all people
•	Building a world at peace and free from violence
•	Demonstrating a concern for justice in a global society
•	Exhibiting responsible management practices
•	Supporting and involving communities
•	Practicing environmental stewardship”

Comment No. 8: Item 4(b) Risk/Return Summary, Principal Risks

The Staff indicated that the principal risks disclosure for the Fund is insufficient. The Staff asked that disclosure regarding the risks of, e.g., the financial services sector, foreign investments, and non-equity securities need be disclosed.

Response No. 8

Financial services risk is disclosed as a principal risk. Investing in “foreign investments” and “non-equity securities” are not principal strategies in and of themselves. As noted above, these types of investments are discussed in the principal strategies section for illustrative purposes, to help clarify the principal strategies. Accordingly, these two risks have not been added.

Comment No. 9: Item 4(b) Risk/Return Summary, Principal Risks

The Staff asked that the specific risks of the financial services sector be disclosed.

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Response No. 9

The Registrant believes that the existing disclosure in the summary section appropriately “summarizes” the risks associated with investments in financial services companies. Additional detail is provided in the statutory section. The Registrant believes that this approach complies with Item 4(b)(1) of Form N-1A, which requires the Registrant to “summarize the principal risks of investing in the Fund” based upon what is presumably more detailed information provided in Item 9(c) of Form N-1A. Accordingly, specific risks have not been added.

Praxis International Fund (the “Fund”) Comments

As disclosed in a 497 filing with the SEC on March 13, 2012, the Board of Trustees of Praxis Mutual Funds has approved the termination and liquidation of the Praxis International Fund, on or about April 30, 2012. References to the Praxis International Fund will be removed from the upcoming 485(b) filing slated to be filed with the SEC on April 30, 2012. Accordingly, comments from the Staff relating to the disclosure about that Fund in the 485(a) filing are not addressed in this letter.

Praxis International Index Fund (the “Fund”)

Comment No. 1: Item 2, Investment Objectives/Goals

The Staff asked that the investment objectives of the Fund be revised to state that the Fund seeks to achieve its investment objective by investing in the securities of the companies contained in the MSCI All Country World ex US Index.

Response No. 1

The Fund’s principal investment objective is “to seek to capture the investment performance of developed and emerging markets.” It seeks to achieve this objective by generating “performance that reflects the performance of a broad representation of both foreign and emerging equity markets, as measured by the MSCI All Country World ex US Index.” In addition, the Fund’s 80% policy provides, “Under normal circumstances, the Fund invests at least 80 percent of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index.” As such, the Registrant believes that investing in securities connoted by the index is a principal investment strategy, but not the principal investment objective, of the Fund. Accordingly, the requested change has not been made. For similar changes, the conforming changes that were requested for the Value Index Fund and Growth Index Fund were not made, as noted below.

Comment No. 2: Item 4 Risk/Return Summary, Principal Strategies/Risks

The Staff indicated that as an index fund, the Fund’s disclosure must indicate that it will invest at least 80% of its assets in the securities of the companies included in the index and must also describe the index. Additionally, the Staff noted that the corresponding risk disclosures must disclose the risk that the Fund may not track its index perfectly and must disclose whether the Fund will use derivatives to track its index. The Staff stated that an index fund it not permitted to take a temporary defensive position and therefore disclosure should also be included to reflect the fact that that Fund will not take temporary defensive positions.

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Response No. 2

As disclosed in the statutory section, “Under normal circumstances, the Fund invests at least 80 percent of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index.” This statement will be added to the summary section as well.

Tracking error will be added to the summary section as a principal risk.

The Fund does not use derivatives to track its Index.

The Registrant is not aware of authority that prohibits a registered open-end management company that uses “index” in its name from take a temporary defensive position. The Fund reserves the right to take a temporary defensive position. Accordingly, the requested change has not been made.

Comment No. 3: Item 4 Risk/Return Summary, Principal Strategies

The Staff noted that the sub-adviser does not select securities for an index fund and asked for clarification on the following disclosure: “The Sub-adviser uses proprietary optimization techniques to select countries according to their contribution to the fund’s overall objective and may also manage the portfolio with the goal of minimizing taxable distributions.”

Response No. 3

The Fund is a screened index fund. As described in the Prospectus, the Fund’s holdings reflect the negative screens associated with the Adviser’s Stewardship Investing Core Values. Logistically, the Adviser provides a list of companies excluded from the MSCI ACWI ex US Index (“Index”) to the sub-adviser no less than twice annually. The sub-adviser may not purchase the excluded securities, but may use any of the remaining companies to construct a portfolio with characteristics similar to the Index. The sub-adviser does this using optimization software. The resulting portfolio, because it cannot own all of the securities of the Index, experiences tracking error relative to the Index.

In addition to creating a screened portfolio with a goal of reducing tracking error, the sub-adviser also manages trading with the goal of minimizing taxable distributions to shareholders investing in the Fund in unqualified accounts.

Comment No. 4: Item 4 Risk/Return Summary, Principal Strategies

The Staff commented that the disclosure regarding “Stewardship Investing” does not appear to be applicable disclosure for an index fund. The Staff noted that based on the chosen index, the Fund is not able to engage in stewardship investing. The Staff asked that this corresponding disclosure be removed or its applicability explained.

Response No. 4

As described in response to Comment No. 3, only those constituents of the Index that pass the Fund’s screening process may be held by the Fund. In light of the Staff comment, however, the introductory clause to the list of core values will be revised to read, “The Fund analyzes potential investments for their ability to reflect certain core social values including:”

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Praxis Value Index Fund (the “Fund”)

Comment No. 1: Item 2, Investment Objectives/Goals

The Staff asked that the investment objectives of the Fund be revised to state that the Fund seeks to achieve its investment objective of capital appreciation by investing in the securities of companies included in Standard & Poor’s 500 Value Index.

Response No. 1

The Registrant believes that investing in securities of the index connoted by the Fund’s name is a “strategy” and not its “objective.” As noted below, the Fund’s 80% policy, which is not currently disclosed in the statutory section, will be added to the summary section.

Comment No. 2: Item 4 Risk/Return Summary, Principal Strategies/Risks

The Staff indicated that as an index fund, the Fund’s disclosure must indicate that it will invest at least 80% of its assets in the securities of the companies included in the index and must also describe the index. Additionally, the Staff noted that the corresponding risk disclosures must disclose the risk that the Fund may not track its index perfectly and must disclose whether the Fund will use derivatives to track its index. The Staff stated that disclosure should also be included to reflect the fact that that Fund will not take temporary defensive positions.

Response No. 2

As disclosed in the statutory section, “Under normal circumstances, the Fund invests 80 percent of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index.” This statement will be added to the summary section as well.

Tracking error will be added to the summary section as a principal risk.

The Fund does not use derivatives to track its Index.

The Registrant is not aware of authority that prohibits a registered open-end management company that uses “index” in its name from taking a temporary defensive position. The Fund reserves the right to take a temporary defensive position. Accordingly, the requested change has not been made.

Comment No. 3: Item 4 Risk/Return Summary, Principal Strategies

The Staff noted that the sub-adviser does not select securities for an index fund and asked for clarification on the following disclosure: “The Adviser uses optimization techniques to select securities according to their contribution to the fund’s overall objective, including the Fund’s stewardship investing core values.” The Staff asked that this corresponding disclosure be removed or its applicability explained.

Response No. 3

The Fund is a screened index fund. As described in the prospectus, the Fund’s holdings reflect the negative screens associated with the Adviser’s Stewardship Investing Core Values. Logistically, the Adviser excludes companies from the S&P 500 Value Index (“Index”). The portfolio manager may not purchase the excluded companies, but may use any of the remaining companies to construct a portfolio with characteristics similar to that of the Index. The portfolio manager does this using optimization software. The resulting portfolio, because it cannot own all of the securities of the Index, experiences tracking error relative to the Index.

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Comment No. 4: Item 4 Risk/Return Summary, Principal Strategies

The Staff commented that the disclosure regarding “core social values” does not appear to be applicable disclosure for an index fund. The Staff noted that based on the chosen index, the Fund is not able to engage in stewardship investing and the sub-adviser is not able to actively manage the fund to exclude companies that fail to reflect core social values. The Staff asked that this corresponding disclosure be removed or its applicability explained.

Response No. 4

As described in response to Comment No. 3, only those constituents of the Index that pass the Fund’s screening process may be held by the Fund. In light of the Staff comment, however, the introductory clause to the list of core values will be revised to read: “The Fund also analyzes potential investments for their ability to reflect certain core social values including:”

Praxis Growth Index Fund (the “Fund”)

Comment No. 1: Item 2, Investment Objectives/Goals

The Staff asked that the investment objectives of the Fund be revised to state that the Fund seeks to achieve its investment objective of capital appreciation by investing in the securities of the companies included in Standard & Poor’s 500 Growth Index.

Response No. 1

The Registrant believes that investing in securities of an index connoted by the Fund’s name is its “strategy” and not necessarily also its “objective.” As noted below, the Fund’s 80% policy, which is currently disclosed in the statutory section, will be added to the summary section.

Comment No. 2: Item 4 Risk/Return Summary, Principal Strategies/Risks

The Staff indicated that as an index fund, the Fund’s disclosure must indicate that it will invest at least 80% of its assets in the securities of the companies included in the index and must also describe the index. Additionally, the Staff noted that the corresponding risk disclosures must disclose the risk that the Fund may not track its index perfectly and must disclose whether the Fund will use derivatives to track its index. The Staff stated that disclosure should also be included to reflect the fact that that Fund will not take temporary defensive positions.

Response No. 2

As disclosed in the statutory section, “Under normal circumstances, the Fund invests 80 percent of the value of its assets in securities of, and investments related to, issuers in the Fund’s benchmark index.” This statement will be added to the summary section as well.

Tracking error will be added to the summary section as a principal risk.

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The Fund does not use derivatives to track its Index.

The Registrant is not aware of authority that prohibits a registered open-end management company that uses “index” in its name from taking a temporary defensive position. The Fund reserves the right to take a temporary defensive position. Accordingly, the requested change has not been made.

Comment No. 3: Item 4 Risk/Return Summary, Principal Strategies

The Staff noted that an adviser does not select securities for an index fund and asked for clarification on the following disclosure: “The Adviser uses optimization techniques to select securities according to their contribution to the Fund’s overall objective, including the Fund’s stewardship investing core values.”

Response No. 3

The Fund is a screened index fund. As described in the prospectus, the Fund’s holdings reflect the negative screens associated with the Adviser’s Stewardship Investing Core Values. Logistically, the Adviser excludes companies from the S&P 500 Growth Index (“Index”). The portfolio manager may not purchase the excluded companies, but may use any of the remaining companies to construct a portfolio with characteristic similar to the Index. The portfolio manager does this using optimization software. The resulting portfolio, because it cannot own all of the securities of the Index, experiences tracking error relative to the Index, thus the statement in the prospectus that the Fund may not closely track the Index.

Comment No. 4: Item 4 Risk/Return Summary, Principal Strategies

The Staff commented that the disclosure regarding “Stewardship Investing” does not appear to be applicable disclosure for an index fund. The Staff noted that based on the chosen index, the Fund is not able to engage in stewardship investing and the adviser is not able to actively manage the fund to exclude companies that fail to reflect core social values. The Staff asked that this corresponding disclosure be removed or its applicability explained.

Response No. 4

As described in response to Comment No. 3, only those constituents of the Index that pass the Fund’s screening process may be held by the Fund. In light of the Staff comment, however, the introductory clause to the list of core values will be revised to read, “The Fund analyzes potential investments for their ability to reflect certain core social values including:”

Praxis Small Cap Fund (the “Fund”)

Comment No. 1: Item 4 Risk/Return Summary, Principal Strategies

The Staff stated that where appropriate, it should be disclosed that convertible securities are rated as below-investment grade.

Response No. 1

Convertible securities are not categorically rated below-investment grade. The Registrant does not believe additional disclosure is necessary.

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Comment No. 2: Item 4 Risk/Return Summary, Investment Risks

The Staff asked that the risks of a value style of investing be disclosed as part of Item 4(b).

Response No. 2

The requested change has been made.

Praxis Genesis Conservative Portfolio (the “Fund”)

Comment No. 1: General Comment

The Staff inquired as to what the term “Genesis” means in the Fund’s name.

Response No. 1

Use of “Genesis” in the Fund’s name, while thematically linked to the Praxis Stewardship Investing Philosophy, means different things to different people. It does not suggest a guarantee or approval by the United States Government, investment in certain investments or industries, investment in certain countries or geographic regions, or anything about the taxable nature of Fund investments. As such, it is not a descriptive term within the purview of Section 35(d) of the 1940 Act or Rule 35d-1 thereunder.

Praxis Genesis Balanced Portfolio (the “Fund”)

Comment No. 1: Item 4 Risk/Return Summary, Performance

In the total return table for the Fund, the Staff has asked that a parenthetical be added to the “Composite Benchmark” line item to state that the performance reflects no deduction for fees, expenses or taxes.

Response No. 1

The requested change has been made. Conforming changes have been made for other Funds and Portfolios, as applicable.

STATUTORY PROSPECTUS COMMENTS

Comment No. 1: Item 6 Purchase and Sale of Fund Shares

The Staff has asked that the purchase and sale of fund shares disclosure be revised to comply with Item 6 of Form N-1A. Specifically, the Staff has asked that disclosure that is neither permitted nor required by Item 6 be removed in accordance with General Instruction C.3(b) to Form N-1A.

Response No. 1

The Item 6 disclosure has been revised, as requested.

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Comment No. 2: Item 7 Tax Information

The Staff has asked that the tax information pursuant to Item 7 of Form N-1A be revised to remove redundancies and delete disclosures that are neither permitted nor required by Item 7, in accordance with General Instruction C.3(b) to Form N-1A.

Response No. 2

The requested change has been made.

Comment No. 3: Item 9 Investment Objectives

The Staff has commented that index funds do not engage in defensive investing and that, accordingly, disclosures in Item 9 regarding temporary defensive positions of the Funds should be removed.

Response No. 3

The Registrant is not aware of authority that prohibits a registered open-end management company that uses “index” in its name from taking a temporary defensive position. The Fund reserves the right to take a temporary defensive position. Accordingly, the requested change has not been made.

Comment No. 4: Item 9 Related Risks, International Index Fund

The Staff has asked for clarification regarding the statement “The International Index Fund may invest without limit in less developed securities markets, subject to its principle investment strategy.”

Response No. 4

The Registrant intends this to mean that the Fund may invest in stocks of companies in emerging market countries, recognizing that the MSCI ACWI ex US Index may be comprised of companies in those countries. While there is no set limit to what portion of its assets the Fund may invest in emerging market countries, the principal investment strategy outlines the Fund’s intention to track the performance of the MSCI ACWI ex US Index, which itself consists primarily of developed market countries and, only to a lesser extent, emerging market countries.

The Registrant has revised the statement to read as follows:

“The International Index Fund may invest without limit in the securities of markets of emerging market countries, subject to its principle investment strategy.”

Comment No. 5: Item 11 Shareholder Information, Pricing of Fund Shares

The Staff commented that language regarding pricing of the Fund “after the order is accepted by the Fund” should be revised to more closely track the operative text of Rule 22c-1 promulgated under the 1940 Act.

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Response No. 5

The requested change has been made.

Comment No. 6: Item 11 Shareholder Information, Pricing of Fund Shares

The Staff commented that additional disclosure should be added to reflect the fact that the Board of Trustees “regularly reviews” the fair values for the Funds and specifically made reference to Release No. IC-26299 “Compliance Programs of Investment Companies and Investment Advisers” (December 17, 2003).

Response No. 6

Trust counsel has represented that the Board is aware of its obligations under Section 2(a)(41) of the 1940 Act, which it takes very seriously, and that, in conjunction with its quarterly meetings or more frequently if circumstances require, the Board reviews the fair valuations and the fair valuation methodologies. Whether this constitutes “regular” review, however, is not clear. Moreover, the Registrant is not aware of a requirement in Form N-1A to disclose the intervals of Board review of fair valuation matters in a fund prospectus, and does not believe that such information would be important to an investor’s investment-making decision. Accordingly, additional disclosure has not been added.

Comment No. 7: Item 11 Shareholder Information, Pricing of Fund Shares

The Staff has commented that, pursuant to Rule 22c-1 under the 1940 Act, an authorized representative designated in the prospectus cannot set an earlier cut-off time for purchase and sale requests and asked that this disclosure be revised.

Response No. 7

The Registrant is not aware of authority for the conclusion expressed by the Staff and notes that the Registrant’s disclosure is consistent with industry practice and, in the Registrant’s view, conforms to applicable legal requirements. Accordingly, the requested change has not been made.

Comment No. 8 Item 11 Shareholder Information, Purchase/Redemption of Fund Shares

The Staff asked that the word “certain” be removed from the phrase “the Funds have entered into information sharing agreements with certain financial intermediaries.”

Response No. 8

The Registrant believes that removing “certain” would convey to readers that the Funds have entered into information-sharing agreements with “all” financial intermediaries. In light of the Staff comment, however, the phrase “certain financial intermediaries” has been changed to “financial intermediaries that are authorized to submit orders in nominee name on behalf of other parties.”

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STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS

Comment No. 1: Item 16 Description of the Fund and Its Investments and Risks, Fund Policies

The Staff commented that the fundamental investment restriction with respect to concentration should be revised pursuant to Instruction 4 to item 9(b)(1) of Form N-1A. Specifically, the Staff commented that the Funds must define their policy not to concentrate in terms of the concentration limit applicable to open-end funds.

Response No. 1

The Registrant believes that the existing policy, which is expressed in terms of “25 percent or more of the value of the Fund’s net assets” complies with applicable legal requirements, in spite of the clause within parentheses in Instruction 4 to Item 9(b)(1) of current Form N-1A suggesting that “net” rather than “total” assets may be the appropriate measure for defining concentration. The Registrant notes that prior to publication of that clause in current Form N-1A in 1998, which was made without any public discussion of a shift in Staff policy and without any suggestion in the proposing release of a change, the Staff position on concentration had been expressed in terms of “assets” or “total assets.” The Registrant’s policy on concentration was established prior to 1998. In addition, the Registrant’s concentration policy is fundamental and can not be changed without shareholder approval. Accordingly, the requested change has not been made.

Comment No. 2: Item 16 Description of the Fund and Its Investments and Risks, Fund Policies

The Staff asked that, in connection with fundamental investment restriction 3, it be clarified that the Funds may only enter into reverse repurchase agreements and issue securities that would otherwise be senior securities to the extent that it sets aside, and marks to markets daily, liquid securities equal to the Fund’s potential obligation or economic exposure under the instruments, as required by Investment Company Act Release No. 10666 (April 18, 2979) (“Release 10666”).

Response No. 2

The Registrant is not aware of a legal requirement to physically segregate – rather than, for example, “to earmark” – sufficient liquid assets to cover transactions that otherwise could raise senior security concerns. While the Registrant is aware of the applicable legal requirements for covering such transactions, the Registrant is not aware of an obligation to summarize the contours of Release 10666 in its SAI as applied to all transactions that could raise senior security concerns, and believes that adding such disclosure would unnecessarily complicate the existing disclosure. With or without that disclosure, the Registrant understands its obligations to comply with those requirements. Accordingly, additional disclosure has not been added. The Registrant notes, however, that its asset coverage practices with respect to reverse repurchase agreements are already summarized on page 12 of the SAI.

Comment No. 3: Item 16 Description of the Fund and Its Investments and Risks, Fund Policies

The Staff asked that, in connection with fundamental investment restriction 4, it be clarified that the Funds’ lending of its securities and making of any other loans are subject to the continuing assets coverage requirement of Section 18(f)(1) under the 1940 Act. Additionally, the Staff asked that the role of the Board with respect to the Funds’ lending activities be explained. Additionally, the Staff asked for confirmation that the Funds will receive all of the income on the collateral invested by the Funds.

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Response No. 3

The Registrant is aware of applicable legal requirements, including Staff guidance, regarding lending portfolio securities. A summary of applicable requirements – while not exhaustive -- is already provided on page 12 of the SAI. The Registrant believes the existing disclosure is sufficient. In addition, the Registrant notes that none of the Funds currently is engaged in securities lending and that, prior to resuming the practice of securities lending, the Registrant will evaluate its existing processes to ensure they comply with applicable requirements. As part of this review, it will consider if additional disclosure is warranted.

Comment No. 4: Item 16 Description of the Fund and Its Investments and Risks, Fund Policies

The Staff asked for clarification that the obligations of the sellers to repurchase securities under repurchase agreements will be “collateralized fully” as that term is defined in Rule 5b-3(c)(1) under the 1940 Act, if the Funds intend the acquisition of the repurchase agreement to be deemed the acquisition of the underlying security.

Response No. 4

The suggested disclosure is already contained in page 10 of the SAI, in the paragraph discussing repurchase agreements.

Comment No. 5: Item 16 Description of the Fund and Its Investments and Risks, Fund Policies

The Staff asked that with respect to the disclosure regarding the Funds’ ability to enter into illiquid repurchase agreements that references to “total assets” be replaced with “net assets.”

Response No. 5

The requested change has been made.

Comment No. 6: Item 16 Description of the Fund and Its Investments and Risks, Fund Policies

The Staff asked that disclosure about the non-fundamental investment restrictions be revised to clarify that the asset coverage requirement of Section 18(f)(1) of the 1940 Act as interpreted by the SEC in Release 10666 must be maintained on a continuous basis rather than solely at the time of purchase.

Response No. 6

The requested change has been made.

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Please contact the undersigned at 617-366-0668 if you have any questions or need any additional information.

Very truly yours,

/s/ Charles J. Daly

Charles J. Daly

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